                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                ---------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO SECTION 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         FOR THE MONTH OF MARCH 31, 2001



                                   PRIMACOM AG
                 (Translation of Registrant's Name into English)


                                 HEGELSTRASSE 61
                                   55122 MAINZ
                               011 49 6131 931000
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     FORM 20-F   X          FORM 40-F
                               -----                   -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                     YES                     NO   X
                         -----                  -----

         If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

         PrimaCom AG's financial statements for the three months ending March 31, 2001 are attached to this Form 6-K.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      PRIMACOM AG



                                      By: /s/ Paul Thomason
                                           -------------------------------------
                                          Name:  Paul Thomason
                                          Title: Member of the Management Board
                                                 and Chief Financial Officer





                                      By: /s/ Hans Wolfert
                                          --------------------------------------
                                          Name:  Hans Wolfert
                                          Title: Member of the Management Board
                                                 and Chief Corporate Development
                                                 Officer

Date: May 31, 2001

                                   PRIMACOM AG

                                    FORM 6-K

                                      INDEX


                                                                            PAGE
                                                                            ----
FINANCIAL INFORMATION

Item 1.  Financial Statements (unaudited)

         Condensed consolidated statements of operations
              Three months ended March 31, 2001 and 2000...................... 5

         Condensed consolidated balance sheets
              March 31, 2001 and December 31, 2000.............................6

         Condensed consolidated statements of cash flows
              Three months ended March 31, 2001 and 2000...................... 7

         Notes to condensed consolidated financial
             statements....................................................... 8

Item 2.  Management's Discussion and Analysis of Financial Condition
         and Results of Operations............................................13

                              FINANCIAL INFORMATION

                          PRIMACOM AG AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)
                                   (UNAUDITED)

                                                                          FOR THE THREE MONTHS ENDED MARCH 31,
                                                                    ------------- -- ------------ --- -------------
                                                                         2000             2001           2001
                                                                    -------------    ------------     -------------
                                                                        EURO             EURO             U.S.$
Revenues...........................................................      27,063          38,852            34,168
Operating costs and expenses:
   Operations......................................................       6,226           8,784             7,725
   Selling, general and administrative.............................       5,125           9,866             8,676
   Corporate overhead..............................................       4,081           3,881             3,413
   Depreciation and amortization...................................      15,431          26,580            23,375
                                                                        -------        --------          --------
Total..............................................................      30,863          49,111            43,189
                                                                        -------        --------          --------
Operating loss.....................................................      (3,800)        (10,259)           (9,021)
Interest expense:
   Bank debt.......................................................       3,105          16,660            14,651
   Sale-leaseback..................................................         406             371               326
                                                                        -------        --------          --------
Total..............................................................       3,511          17,031            14,977
Other income.......................................................          --             205               180
Loss from continuing operations before income taxes and other
   items...........................................................      (7,311)        (27,085)          (23,818)
Income tax (expense) benefit.......................................        (221)            460               405
                                                                        -------        --------          --------
Loss from continuing operations before minority interest and
   equity earnings.................................................      (7,532)        (26,625)          (23,413)
Minority interest in net income of subsidiaries....................          43              36                32
Equity loss in affiliate...........................................          --              64                56
                                                                        -------        --------          --------
Loss before cumulative effect of change in accounting
  principle........................................................      (7,575)        (26,725)          (23,501)
Cumulative effect of change in accounting principle................          --            (946)             (832)
                                                                        -------        --------          --------
Net loss...........................................................      (7,575)        (27,671)          (24,333)
                                                                        =======        ========          ========
Loss per share:
   Basic and diluted:..............................................       (0.38)          (1.40)            (1.23)
                                                                        =======        ========          ========


      See accompanying notes to condensed consolidated financial statements

                          PRIMACOM AG AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                                      (UNAUDITED)
                                                                           ----------------------------------
                                                           DECEMBER 31,                 MARCH 31,
                                                      ------------------   ----------------------------------
                                                              2000                2001             2001
                                                      ------------------   ----------------   ---------------
                                                            EURO                EURO              U.S.$
Cash................................................            4,643              4,945             4,349
Trade accounts receivable - net.....................            9,178              7,638             6,717
Deferred tax asset - net............................           48,169             49,120            43,198
Property and equipment - net .......................          559,581            559,689           492,207
Goodwill - net......................................          357,754            350,286           308,052
Customer lists - net................................           56,067             54,866            48,251
Other assets........................................           42,453             34,723            30,537
                                                            ---------          ---------         ---------
TOTAL ASSETS........................................        1,077,845          1,061,267           933,311
                                                            =========          =========         =========
Accounts payable....................................           26,786             23,567            20,726
Accrued expenses....................................           24,608             23,535            20,698
Deferred revenue....................................            2,736              5,030             4,424
Deferred purchase obligations.......................            4,228              3,017             2,653
Sale-leaseback obligations..........................           13,669             12,630            11,107
Related party liabilities...........................              245                 --                --
Bank and other debt.................................          736,191            750,036           659,604
                                                            ---------          ---------         ---------
TOTAL LIABILITIES...................................          808,463            817,815           719,212

Minority interest...................................              198                149               132

SHAREHOLDERS' EQUITY
Registered capital..................................           50,582             50,582            44,483
Additional paid-in capital..........................          354,838            355,682           312,797
Accumulated deficit.................................         (136,236)          (162,961)         (143,313)
                                                            ---------          ---------         ---------
TOTAL SHAREHOLDERS' EQUITY .........................          269,184            243,303           213,967
                                                            ---------          ---------         ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..........        1,077,845          1,061,267           933,311
                                                            =========          =========         =========


      See accompanying notes to condensed consolidated financial statements

                          PRIMACOM AG AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                   (UNAUDITED)

                                                      FOR THE THREE MONTHS ENDED MARCH 31,
                                                      ------------------------------------
                                                        2000          2001          2001
                                                      -------       -------       -------
                                                        EURO          EURO         U.S. $
OPERATING ACTIVITIES
Net cash provided by operating activities ........      8,393         3,933         3,459

INVESTING ACTIVITIES
Purchases of property and equipment ..............    (12,959)      (12,750)      (11,213)
Proceeds from sale of property and equipment .....        138           788           693
Acquisitions of businesses net of cash acquired ..     (6,723)       (2,197)       (1,932)
Purchases of additional interest in majority
  owned subsidiaries..............................         --          (500)         (440)
                                                      -------       -------       -------
Net cash used in investing activites..............    (19,544)      (14,659)      (12,892)

FINANCING ACTIVITIES
Proceeds from credit facilities...................      5,113        10,000         8,794
Net proceeds from bank overdraft..................        111         3,875         3,408
Repayment of deferred purchase obligations .......       (742)       (1,533)       (1,348)
Repayments of Deutsche Telekom loan ..............        (32)          (30)          (26)
Repayments of related party liabilities...........         --          (245)         (215)
Repayments of sale-leaseback obligations .........       (833)       (1,039)         (914)
                                                      -------       -------       -------
Net cash provided by financing activites..........      3,617        11,028         9,699
                                                      -------       -------       -------
Net increase (decrease) in cash and
  cash equivalents................................     (7,534)          302           266
Cash and cash equivalents at beginning of period .      8,367         4,643         4,083
                                                      -------       -------       -------
Cash and cash equivalents at end of period .......        833         4,945         4,349
                                                      =======       =======       =======


      See accompanying notes to condensed consolidated financial statements

1.       BASIS OF PRESENTATION

         The accompanying unaudited condensed consolidated financial statements of PrimaCom AG ("PrimaCom" or "the Company") have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") for interim financial information and with the instructions to Form 6-K. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended March 31, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001. For further information, refer to the consolidated financial statements and footnotes thereto for the year ended December 31, 2000 included in the Company's Annual Report on Form 20-F.

         All amounts in the accompanying notes to the unaudited condensed consolidated financial statements refer to continuing operations unless otherwise noted.

         All amounts herein are shown in Euro and for the three months ended March 31, 2001 are also presented in U.S. dollars ("U.S.$"), presented solely for the convenience of the reader at the rate of Euro 1.1371 = $1.00, the Noon Buying Rate of the Federal Reserve Bank of New York on March 31, 2001. The translations should not be construed as a representation that the amounts shown could have been, or could be, converted into U.S. dollars at that or any other rate.


2.       NEW ACCOUNTING STANDARDS

         In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133 (FAS 133), "Accounting for Derivative Instruments and Hedging Activities," as amended by FAS 137 and FAS 138, which established new accounting and reporting standards for derivative instruments. These rules require that all derivative instruments be reported in the consolidated financial statements at fair value. The fair value for all derivative contracts is included in other assets or other liabilities and will be recorded each period in the statement of operations or other comprehensive income, depending on whether the derivative is designated as effective as part of a hedged item and on the type of hedge transaction. Gains or losses on derivative instruments reported in other comprehensive income must be classified in the statement of operations in the period in which net earnings (loss) are affected by the underlying hedged item and the ineffective portion of all hedges is recognized in other income (expense) in the statements of operations in the current period. These new standards may result in additional volatility in reported earnings (loss), other comprehensive income and accumulated other comprehensive income. These rules became effective for the Company on January 1, 2001. The Company recorded the effect of the transition to these new accounting requirements as a change in accounting principle. The transition adjustment to adopt FAS 133 resulted in a loss of Euro 946,000, net of tax, from the cumulative effect of a change in accounting principle.

         The Company is exposed to market risk from changes in interest rates which can impact its operating results and overall financial condition. The Company manages its exposure to these market risks through its operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

         The Company has purchased interest rate-cap and floor agreements that are designed to limit its exposure to increasing interest rates and are designed as hedges of borrowings under its variable-rate revolving credit facility during the next five years. An interest rate-cap entitles the Company to receive a payment from the counter-party equal to the excess, if any, of the hypothetical interest expense ("strike price") on a specified notional amount at a current market interest rate over an amount specified in the agreement. The only amount the Company is obligated to pay to the counter-party is a contract premium. The Company has also entered into an interest rate-cap agreement with a double strike price. The first strike price of a double strike price is applicable until the relevant interest rate indice exceeds the second strike price at which time the second strike price becomes applicable.

The premium of a double strike cap is typically lower than that of a single strike cap. The premium can also be lower in those instances where the agreement includes an interest rate floor. The interest rate floor entitles the counter-party to receive a payment from the Company should interest rates drop below an agreed upon limit ("floor"), effectively limiting the Company's potential benefit from falling interest rates. The strike price of these agreements may exceed the current market levels at the time they are entered into. The interest rate indices specified by the agreements have been and are expected to be highly correlated with the interest rates the Company incurs on its variable-rate revolving credit facility. The contracts are not designated as hedges and are therefore marked-to-market each period through earnings (loss) as a component of interest expense.


3.       ACQUISITIONS

         On January 1, 2001, the Company acquired the shares of Grossgemeinschafts-Antennenanlangen Lizenz und Betriebs GmbH ("GGA") for total consideration of approximately Euro 2,213,000. GGA passed approximately 5,000 homes and served approximately 4,212 cable television customers at the time of the acquisition.

         On January 1, 2001, the Company acquired the shares of Telekommunikations GmbH Kirchheimbolanden ("TKK") for total consideration of approximately Euro 1,000,000. TKK passed approximately 4,120 homes and served 1,790 cable television customers at the time of the acquisition.

         On January 1, 2001, the Company signed an agreement to acquire 51% of the shares of Telekommunikationsgesellschaft mbH Eisenhuttenstadt, ("TKE") for total consideration of approximately Euro 26,000. The municipal supervisory Authority of the State of Brandenburg of Eisenhuttenstadt still needs to give its approval to the transaction. The Company has the right to acquire under certain conditions the remaining 49% of the shares for Euro 7,414,000 in 2002. The seller has the right to sell the remaining 49% of the shares to PrimaCom for the same amount. TKE passed approximately 11,700 homes and served 10,300 cable television customers at the time of the acquisition.

         The pro forma impact of these acquisitions on revenues, net loss and net loss per share is immaterial.


4.       MERGER AGREEMENT

         On March 29, 2001, the Company entered into an agreement with United Pan-European Communications N.V. ("UPC"), its largest shareholder to combine certain cable operations. Under the terms of the agreement, the Company will merge with UPC's German subsidiary, EWT Electro- und Nachrichtentechnik. In addition, UPC will contribute certain other assets. This agreement is subject to a number of conditions, including shareholder, regulatory and other approvals.


5.       LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share:

                                                   THREE MONTHS ENDED MARCH 31,
                                                   ----------------------------
                                                      2000              2001
                                                   ----------        ----------
Numerator:
   Net loss (Euro in thousands).................        7,575            27,671
Denominator:
   Weighted average shares......................   19,728,552        19,752,608
Basic and diluted loss pershare (Euro)..........        (0.38)            (1.40)


         Outstanding stock options are excluded from the loss per share calculation because the effect would be anti-dilutive.

6.       LITIGATION RELATING TO PRIMACOM

         PrimaCom may from time to time be involved in litigation incidental to the conduct of its business. PrimaCom is not a party to any lawsuit or legal proceeding that, in the opinion of management, is likely to have a material adverse effect on its business and financial condition.


LITIGATION RELATING TO OPERATIONS OF SUWEDA PRIOR TO MERGER

         As a result of the merger between KabelMedia and Suweda in December 1998, PrimaCom succeeded to certain litigation against Suweda or its affiliates. In order to allocate the risks related to this litigation, KabelMedia and Wolfgang and Ludwig Preuss, two major shareholders of Suweda, entered into an indemnity agreement under which Wolfgang and Ludwig Preuss, jointly and severally, agreed to indemnify KabelMedia, PrimaCom and its successors, until November 20, 2003, from any claim and damages arising out of or in connection with civil or criminal litigation or proceedings arising out of events relating to Suweda prior to its merger with it, whether brought against PrimaCom or its affiliates, its officers or former officers, or KabelMedia (its predecessor) in its capacity as Suweda's successor, including certain ongoing litigation.

         All litigation risks vis-a-vis manufacturers or users arising from the planning, manufacturing, operation and distribution of broadband cable networks, and all litigation risks arising in the ordinary course of business and which do not exceed approximately Euro 13,000 individually or approximately Euro 511,000 in the aggregate, are excluded from this indemnification. In the event the total claims exceed Euro 511,000, the liability under the indemnity agreement will be limited to the amount of such excess. PrimaCom has the right to manage any litigation but Wolfgang and Ludwig Preuss have the right to object to the settlement of any claim. The agreement provides that any dispute between PrimaCom and Wolfgang and Ludwig Preuss regarding such settlement will be determined by an independent lawyer.

         There is currently one ongoing civil proceeding covered by the indemnity agreement. This litigation was instituted by the East German Privatization Agency (Bundesanstalt fur Vereinigungsbedingte Sonderaufgaben, or
BVS) against Suweda and arose from Suweda's purchase of Brandenburgische Bau AG, or BBAG. BVS sued Suweda for payment of Euro 7,465,000 for breach of contract. BVS alleged that Suweda, by reducing the workforce of BBAG, had acted in breach of contract. The district court in Berlin dismissed the claim for payment. In November 1998, BVS appealed this decision, reducing its claim to Euro 6,851,000. PrimaCom has rescinded a settlement which was reached at a first court hearing on November 1, 2000, pursuant to which PrimaCom would have had to pay
Euro 3,553,000 to BVS. The superior court of Berlin has scheduled the next hearing for June 2001. There is a risk that BVS will increase its claim to the original amount.


LITIGATION WITH HOUSING ASSOCIATIONS

         During 1998, GGG in Chemnitz, a housing association which is party to a concession agreement with PrimaCom, brought a civil action seeking to limit PrimaCom's ability to increase the subscriber fees charged by it to tenants of the housing association without the prior consent of the housing association. The housing association's claim was based on a clause in the concession agreement which GGG contended makes increases in subscriber fees subject to the consent of the housing association. Subsequently, Chemnitzer Siedlungsgemeinschaft e.G., another housing association in Chemnitz which is party to a concession agreement with PrimaCom containing a similar clause, joined this civil action on the plaintiffs side. PrimaCom serves 30,000 and 4,000 subscribers under these concession agreements.

         In October 1998, the court of first instance hearing the claim against PrimaCom in Chemnitz held in favor of GGG. PrimaCom appealed the decision of the Chemnitz court to the superior court

(Oberlandesgericht) in Dresden. In these appeal proceedings, in addition to Chemnitzer Siedlungsgemeinschaft e.G., two more housing associations, Wohnungsbaugenossenschaft Chemnitz-Helbersdorf e.G, through which PrimaCom serves 128 subscribers, and Helbersdorfer Tor Wohnungs- und Vetriebs und Verwaltungs GmbH & Co. KG, through which PrimaCom serves 24 subscribers, also joined this civil action on GGG's side. The superior court in Dresden dismissed our appeal. PrimaCom then appealed this judgment to the federal civil court (Bundesgerichtshof) in the spring of 1999. Even though PrimaCom believes that eventually it will prevail in these proceedings, PrimaCom has not recognized the revenue associated with the rate increase in question since January 1, 1999. The grounds of appeal filed with the federal civil court are focused on legal issues related to German competition law. The court hearing before the federal civil court was scheduled for March 6, 2001 and on that date the federal civil court held that the decision of the superior court in Dresden is reversed and the action brought against us before the Chemnitz courts was dismissed. PrimaCom is awaiting the opinion of the federal civil court in this case before ascertaining the impact of this decision on its business.

     In December 1998, GGG gave notice of termination of the concession agreement with effect from December 31, 1999, approximately 12 years prior to the end of its term. The bases asserted for this early termination were an alleged breach of the concession agreement when PrimaCom increased prices without the consent of GGG, as well as the action which was the subject matter of the lawsuit now pending before the federal civil court referred to above; and an allegation that because the concession agreement contains standard non-negotiated terms and the duration of the contract is 20 years, it is terminable at any time by either party. PrimaCom rejected the early termination and GGG sought judicial confirmation of the early termination, filing another civil action against PrimaCom to this end with the regional court (Landgericht) in Chemnitz. On January 17, 2000, this court dismissed the action. It acknowledged its substantial investments in Chemnitz and further ruled that in considering the duration of a concession agreement as imposing hardship on the house owner, the period which is required for building the cable network must not be taken into account, and hence confirmed its long-term contract concluded with GGG. It also ruled that irrespective of whether consent by the GGG Housing Association was required, increase in its fees did not constitute sufficient grounds for early termination of the contract. In February 2000, GGG appealed the decision to the superior court in Dresden. The regional court has stayed the proceedings until the federal civil court has rendered its decision in the case now pending before that court, referred to in the previous paragraph. PrimaCom believes that it will eventually prevail in this matter.

     In October 1999, Wohnungsbaugenossenschaft Wendenschloss e.G., through which PrimaCom serves 1,365 subscribers, applied to the regional court (Landgericht) in Berlin for a judgment permitting the early termination of its concession agreement. The court has held that the concession agreement is terminable after 12 years. PrimaCom has appealed the decision to the court of appeal (Kammergericht) in Berlin and a hearing has been scheduled for July 2, 2002.

PROGRAMMING LITIGATION WITH HOUSING AUTHORITIES AND WITH PROGRAM PROVIDERS

     In early September 2000, PrimaCom, through its subsidiary PrimaCom Region Leipzig GmbH & Co KG, conducted a test launch of its digital television product in Leipzig and chose the premises of Wohnungsbaugenossenschaft Leipzig e.G., a local housing association in Leipzig, as a test area. On October 18, 2000, the district court in Leipzig issued an injunction on application of Wohnungsbaugenossenschaft Leipzig e.G., which precluded it from (1) reducing its previous offering of analog television channels and (2) offering digital television to subscribers on the premises of Wohnungsbaugenossenschaft Leipzig e.G. The court held that PrimaCom had violated the terms of the concession agreement by reducing its analog television offering and by introducing digital television without obtaining the prior approval of the housing association. After the injunction was issued, PrimaCom restored its analog television offering and entered into negotiations with Wohnungsbaugenossenschaft Leipzig e.G. in an effort to jointly revise the concession agreement to allow for the introduction of digital television in premises owned by the housing association. PrimaCom has also appealed the decision of the district court to the superior court (Oberlandesgericht) in

Dresden. The superior court cancelled the first hearing that had been scheduled for April 5, 2001. A new first hearing has not been rescheduled.

     In November and December 2000, several German program providers (Kabel 1, SAT 1, Pro 7, DSF, tm 3, N 24, RTL 2, Super RTL, and Vox) obtained injunctions from the district court in Leipzig precluding PrimaCom from carrying the programs provided by Kabel 1, Pro 7, DSF, tm 3, N 24 on its cable networks solely in digital format, and from carrying programs provided by RTL2, Super RTL and Vox in digital format in return for the payment of subscriber fees without the consent of these program providers. PrimaCom has restored its analog television offering and is validly operating under the injunctions. PrimaCom commenced negotiations with these programmers and reached an agreement with RTL 2, Super RTL and Vox on February 1, 2001, and with tm 3 on February 23, 2001. Both agreements provide that PrimaCom will continue to carry the programs of RTL and tm 3 in analog and digital format and PrimaCom will neither pay nor receive payment for this programming. The agreements further provide that PrimaCom will work with the other parties toward a definitive programming agreement and that in the event any fees are to be paid under that agreement, the payment will be retroactive to January 1, 2001. PrimaCom is also engaged in negotiations with Kabel 1, Pro 7, DSF and N24, which are all seeking judicial confirmation to prevent it from offering its programs in either analog and digital formatting. The first court hearing for DSF was on February 27, 2001. The district court in Leipzig has rescheduled its announcement of the decision for May 15, 2001. PrimaCom believes that it may lose these proceedings and be prohibited from broadcasting the DSF channel in digital format. PrimaCom plans to appeal any adverse decision in this matter.


7.   SUBSEQUENT EVENTS

     The Company has received commitments from a group of international banks to amend its existing E 1.0 billion revolving credit facility and E 375,000,000 senior working capital facility. The amendment will release certain security and restate certain other terms and conditions, including borrowing conditions and financial covenants. The amendment closed on May 15, 2001 and the Company paid fees of approximately E 7,800,000 in connection with the amendment.

The Company announced on May 30, 2001 that it had acquired Quick Net, a subsidiary of Sonera Plaza Netherland B.V. for approximately E 8,400,000. Concurrent with the acquisition PrimaCom sold a portion of the business to UPC NL and Chello Broadband N.V. for between E 5,300,000 and E 3,600,000 depending on the final terms and conditions. Quick Net provided high speed Internet access services to approximately 40,000 subscribers in the Netherlands. Approximately 20,000 of Quick Net's subscribers were served by Multikabel's broadband networks. The 20,000 subscribers served by Multikabel's network, all modems currently used to service these subscribers, an additional four thousand modems, the server park and a fully equipped call center will be retained by Multikabel.

ITEM 2.:    MANAGEMENTS'S DISCUSSION AND ANALYSIS OF FINANCIAL
            CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2000 AND MARCH 31, 2001

     Revenues. Revenues primarily include monthly subscription fees received for providing analog television, digital television and high speed Internet access services to our subscriber base. In addition to monthly subscription fees, we also receive revenue from our subscribers for installation, connection and administrative services. We also receive carriage fees from program producers, advertising revenue and other revenue related to the on-going operations and services provided to third parties and our subscriber base.

     Total revenue increased by 43.6% from E 27,063,000 in the first quarter of 2000 to E 38,852,000 in the first quarter of 2001. In general the primary factors which impacted revenue growth were the Multikabel acquisition, the acquisition of 10 cable networks in Germany since March 31, 2000 and the growth in our digital television and high speed Internet access services.

                                                   March             March
                                                    2000             2001
                                                 ---------         ---------
Homes passed by coax 450 MHz networks ..         1,386,227         1,401,339
Analog CATV subscribers ................           890,568           912,336
Homes passed by fiber ..................            80,000           523,000
Ready for service homes 862 MHz networks            44,000           418,000
Analog CATV subscribers ................            35,200           392,545
Digital TV subscribers .................                --             5,997
Internet subscribers ...................               420            24,442
Data communication subscribers .........                --               366


     Analog cable television subscribers served by our 450 MHz cable television and 862 MHz broadband networks increased by 41.0% from 925,768 subscribers at March 31, 2000 to 1,304,881 subscribers at March 31, 2001. The primary factor responsible for the growth in analog subscribers was the acquisition in September of 2000 of Multikabel, which served 296,966 subscribers at the date of acquisition. The other major factor was the acquisition of ten comparatively small cable television operators in Germany, which collectively served 77,882 subscribers at the dates of their acquisition. The remaining increase in subscribers of 4,265 related to organic growth in the Netherlands of 579 subscribers and in Germany of 3,686 subscribers. Going forward we do not expect significant organic growth in analog cable television subscribers in the Netherlands or Germany. We expect to continue to grow our subscriber base through strategic acquisitions in Germany and the Netherlands.

     The revenue derived from the analog cable television subscriber base increased by 35.4% from E 26,748,000 in the first quarter of 2000 to E 36,223,000 in the first quarter of 2001. The primary factor responsible for this increase was the acquisition of Multikabel, which contributed approximately E 7,728,000 in analog cable revenue in the first quarter of 2001. During the first quarter of 2000, prior to our acquisition, Multikabel generated
E 7,073,000 of reveNue from analog CATV services. The 9.3% increase from period to period in Multikabel's analog cable television revenues resulted from a slight increase in its subscriber base and an increase in the average rate charged for its analog service. In Germany the revenue generated from the analog cable television business increased by 6.5% from E 26,748,000 in the first quarter ended March 31, 2000, to E 28,495,000 for the same period in 2001.
This growth was almost entirely derived from acquisitions.

     The average revenue per analog television subscriber was E 9.27 for the period ended March 31, 2001. In the first quarter of 2000, our average reveNue per analog cable television subscriber was E 9.72. The deterioration in average revenue per subscriber related to the inclusion of Multikabel in the financIal results of the first quarter of 2001. Multikabel reported an average revenue per analog cable television subscriber of approximately E 8.70. Going forward we expect revenue growth from the analog television service to be derived from acquisitions and regularly scheduled rate increases on the existing subscriber base.

     For the first quarter ended March 2001, we passed approximately 523,000 homes with fiber optic cable and had upgraded approximately 418,000 homes to 862 MHz with two way capability. Approximately 300,000 of the ready for service homes at March 31, 2001, were owned and operated by Multikabel. The remaining 118,000 ready for service homes were upgraded by us in Germany. Including Multikabel approximately 30% of our subscriber base is now fully upgraded. As noted in the above table the 862 MHz two way capable networks provided analog cable television service to 392,545 subscribers at March 31, 2001. The revenue contribution of these subscribers was discussed in the previous paragraph. In addition these networks are capable of delivering both digital cable television and high speed Internet access services.

     For the period ended March 2001, we served 5,997 digital television subscribers. At the date of acquisition in September 2000, Multikabel served approximately 2,128 digital cable television subscribers. At March 31, 2001, Multikabel had 4,475 digital cable television subscribers. In Germany, we served approximately 1,522 digital subscribers at the end of the first quarter. Neither PrimaCom nor Multikabel offered a digital television service in the first quarter of 2000. The digital television service generated revenue of approximately E 218,000 in the first quarter of 2001. The average revenue per digiTal television subscriber was E 13.75 for the period ended March 31, 2001. We expect subscriber growth and revenue per digital television subscriber in this business segment to continue to grow during the next three to five years.

     For the period ended March 31, 2001; we served approximately 24,442 Internet access subscribers. As of the date we acquired it, Multikabel served approximately 13,777 high speed Internet subscribers. At March 31, Multikabel served approximately 18,957 high speed Internet access subscribers. At the end of the first quarter prior to our acquisition, Multikabel served 3,088 high speed Internet access customers. In Germany, we served 5,485 Internet access subscribers. Of these subscribers approximately 3,607 are dial up customers which were acquired in the fourth quarter of 2000. The remaining 1,878 subscribers are high speed Internet access customers served by our broadband network. In the first quarter of 2000, we served 420 high speed access customers in Germany. In aggregate high speed Internet access revenue for the first quarter of 2001 was E 662,000 compared to E 46,000 in the first quarter of 2000. The Average revenue per Internet access subscriber was E 10.84 for the period ended March 31, 2001. We expect Internet access subscribers and revenue to continue to gRow during the next three to five years.

     Multikabel also offers data communication services to small and medium sized businesses and schools in its franchise area. Multikabel served 366 of these customers at March 31, 2001. During the first quarter of 2001 these services generated E 626,000 of revenue. In the first quarter of 2000, prior to Our acquisition, Multikabel generated revenue from this business segment of approximately E 223,000. We expect subscribers and revenue in this business segment to continue to grow at comparatively high rates during the next three to five years.

     Other revenues which include e-commerce, carriage fees, the sale of obsolete equipment in the ordinary course of business and other fees and revenue related to the analog cable television, digital television and Internet access businesses were E 1,122,000 in the first quarter of 2001, compared to E 249,000 in the first quarter of 2000. We expect this revenue segment to grow over the next three to five years.

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

     In addition to the growth recorded in revenue, additional revenue trends are apparent. The diversity of the revenue stream has increased between March 31, 2000 and March 31, 2001. In the first quarter of 2000, approximately 98.8% of PrimaCom's revenue was derived from analog cable television services. For the first quarter of 2001, the contribution from analog cable television services to total revenue was 93.2%. Digital television, high speed Internet access, data communications and other services made up 6.8% of total revenue. We expect these new service offerings to continue to make an increasing contribution in the future. At March 31, 2001, we had 1,335,686 revenue generating units compared to 926,188 revenue generating units one year ago. In addition to the strong growth in revenue generating units, the average revenue per unit increased slightly from E 9.73 to E 9.75. This increase was realized even though Multikabel's average revenue per subscriber for analog cable television service and high speed Internet access service are both currently below PrimaCom's average. We expect revenue generating units and average revenue per unit to experience growth over the next three to five years as digital television, high speed Internet access and data communication subscribers grow and rate increases for analog and digital television services are executed.

     Operations. Operations costs include signal delivery fees paid to Kabel Deutschland Gesellschaft mbH, an affiliate of Deutsche Telekom in Germany, connection fees to the world wide web, repair and maintenance expense, copyright royalties, and the labor and materials associated with the repair and maintenance of our networks.

     Operations costs increased by 41.1% from E 6,226,000 in the first quarter of 2000 to E 8,784,000 in the first quarter of 2001. The primary factor responsible for the increase was the acquisition of Multikabel, which incurred operations costs of approximately E 2,302,000 in the first quarter of 2001. In our German operations, operating costs increased by 4.1% from E 6,226,000 in the first quarter of 2000 to E 6,482,000 in the first quarter of 2001. The acquisition of ten comparatively small networks in Germany coupled with increases in signal delivery fees and copyright royalties were more than offset by reductions in labor and repair and maintenance costs. Costs associated with the start up of digital television and high speed Internet services added approximately E 419,000 of operations costs.

     In total, operating costs associated with digital television, high speed Internet access and data communications services were approximately E 593,000 for the first quarter ended March 31, 2001. Operating costs associated with analog cable television were approximately E 8,191,000 for the first quarter enDed March 31, 2001. As a percentage of revenue, operations costs declined from 23.0% in the first quarter of 2000 to 22.6% in the first quarter of 2001. We expect the cost of operations as a percentage of revenue to increase as our revenue distribution shifts from analog cable television services to the broadband products and services, which tend to have a lower gross profit margin than analog cable television.

     Selling, General and Administrative. Selling, general and administrative expenses include salaries and wages of our employees in the operating businesses, cost of premises, cost of telecommunication services, which includes the cost of maintaining our wide area network, the cost of programming for our digital television services, sales commissions, advertising, billing expenses and certain legal and accounting expenses.

     Selling, general and administrative expenses increased by 92.5% from E 5,125,000 in the first quarter of 2000 to E 9,866,000 in the first quarter of 2001. The primary factor responsible for the increase was the acquisition of Multikabel, which incurred selling, general and administrative costs and expenses of E 2,161,000 in the first quarter of 2001. One of the primary components within Multikabel's selling, general and administrative expenses includes E 947,000 in fees paid to Mediakabel, a consortium of cable television operators in the Netherlands organized to provide digital television services to its members. Other components include E 187,000 for billing services, E 440,000 for marketing, E 358,000 in personnel expenses and E 229,000 of other costS and expenses. In our German operations, selling, general and administrative expenses increased by 50.3 % from E 5,125,000 in the first quarter of 2000 to E 7,705,000 in the first quarter of 2001. Increases in personnel expenses of E 1,479,000 related to the development, production and operation of our digital television and high speed Internet access services and the acquisitions of ten comparatively small German cable television networks account for 57.3% of the total increase. Other factors include an increase of approximately E 474,000 in the cost of maintaining larger offices and the wide area network which now supports and connects five cities in Sachsen, Sachsen-Anhalt and Thuringen, and an increase of E 535,000 in marketing expenses to support the roll out of the digital and high speed Internet access services. Other costs and expenses increased by approximately E 92,000.

     Approximately E 3,354,000 or 34.0% of our selling, general and administrative expenses incurred in the first quarter of 2001 can be directly related to start up of our digital television and high speed Internet access businesses. The remaining E 6,512,000 of selling, general and administrative expenses relate to the analog cable television business. As a percentage of revenue, selling, general and administrative expenses increased from 18.9% in the first quarter of 2000 to 25.4% in the first quarter of 2001. We believe we can keep the increase in selling, general and administrative costs and expenses from growing at the same level as revenue, and therefore do not expect a further increase in selling, general and administrative expenses as a percentage of revenue.

     Corporate Overhead. Corporate overhead includes the salaries and wages of all senior management, the company's information technology group, certain product development and certain accounting personnel, the cost of the corporate offices, the cost of license fees associated with our billing and financial accounting systems, bank fees and other expenses related to the corporate offices.

     Corporate overhead declined by 4.9% from E 4,081,000 in the first quarter of 2000 to E 3,881,000 in the first quarter of 2001. Noncash compensation expense associated with the our stock option plan declined by 12.3% from E 961,000 in the first quarter of 2000 to E 843,000 in the first quarter of 2001. The primary factor in the decline was a reduction in personnel and associated options. In aggregate noncash compensation expense accounted for 21.7% of total corporate overhead in the first quarter of 2001. The cash component of corporate overhead declined by E 82,000. As a percentage of revenue corporate overhead declined from 15.1% in the first quarter of 2000 to 10.0% in the first quarter of 2001. We believe that future increases in corporate overhead will remain significantly below the growth in revenue, and therefore we expect corporate overhead as a percentage of revenue to continue to decline.

     Depreciation and amortization. Depreciation and amortization increased by 72.3% from E 15,431,000 in the first quarter of 2000 to E 26,580,000 in the first quarter of 2001. The primary factors responsible for the increase were the Multikabel acquisition, the German acquisitions and the increased depreciation expense related to significant capital expenditures associated with the upgrade of our networks in Germany. Of the total depreciation and amortization expense in 2001, approximately E 16,354,000 relates to the depreciation of fixed assets either acquired or constructed and E 10,226,000 relates to the amortization of goodwill and other intangible assets. The Suweda merger in 1998 and the Multikabel acquisition in 2000 account for E 1,292,000 and E 3,997,000 of the amortization expense in the first quarter of 2001, respectively. We expect depreciation and amortization expense to remain at levels consistent with the first quarter of 2001 unless we make significant acquisitions in the future.

     Operating loss. Operating loss increased by E 6,459,000 from E 3,800,000 in the first quarter of 2000 to E 10,259,000 in the first quarter of 2001. The primary factor responsible for the increase in the operating loss was the increase in noncash depreciation and amortization expense. The other major factor was the start up of our digital television, high speed Internet access and data communication services. In total these business segments contributed approximately E 1,506,000 of revenue in the first quarter of 2001 and approximately E 3,947,000 of costs and expenses. We expect the operating loss to continue to be negatively impacted by increased depreciation and amortization related to additional acquisitions in Germany and on-going capital expenditures related to the upgrade of our German networks. This negative impact should be partially offset over time as the contribution from the digital television and high speed Internet access products improves.

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

     Interest expense. Interest expense increased by E 13,520,000 from E 3,511,000 in the first quarter of 2000 to E 17,031,000 in the first quarter of 2001. The primary factor was the increase in indebtedness of approximately
E 412,950,000 associated with the acquisition of Multikabel, the German acquisitions and significant capital expenditures associated with the upgrade and maintenance of our German networks as well as an additional expense of E 1,171,000 due to the decrease in the fair value of our interest rate caps and collars during the first quarter of 2001. We expect interest expense to continue to increase as indebtedness increases related to future acquisitions and on-going capital expenditures related to the upgrade of our networks.

     Other Income Other income was E 205,000 in the first quarter of 2001 and relates to a partial recovery on a third party note which originated from the sale of certain non strategic cable television subscribers in 1998.

     Loss from Continuing Operations Before Minority Interest and Income Taxes and Other Items. Loss from continuing operations before income taxes and other items increased by E 19,774,000 for the reasons discussed above from E 7,311,000 in the first quarter of 2000 to E 27,085,000 in the first quarter of 2001.

     Income Tax (Expense) Benefit. Income tax benefit of E 460,000 was recorded in the first quarter of 2001, compared to income tax expense of E 221,000 in the first quarter of 2000. The primary factor responsible for the income tax benefit was a corporate reorganization of profitable subsidiaries so tax losses could be more fully utilized.

     Loss from Continuing Operations Before Minority Interest and Equity Earnings. Loss from continuing operations before minority interest and equity earnings increased from E 7,532,000 in the first quarter of 2000 to E 26,625,000 in the first quarter of 2001 for the reasons discussed above.

     Minority Interest in Net Income of Subsidiaries. Minority interest in net income of subsidiaries declined by E 7,000 to E 36,000 primarily because we continued to acquire the interests of certain subsidiaries.

     Equity Loss in Affiliate. Equity loss in affiliate of E 64,000 represents our share of the losses recorded by MAINZ-KOM, a city carrier in Mainz. PrimaCom maintained a 22.0% interest in MAINZ-KOM in the first quarter of 2001.

     Loss Before Cumulative Effect of Change in Accounting Principle. Loss before cumulative effect of change in account principle increased from E 7,575,000 to E 26,725,000 for the reasons discussed in the above sections.

     Cumulative Effect Of Change in Accounting Principle. Cumulative effect of change in accounting principle of E 946,000 is due to the adoption of FAS 133, which became effective for the Company in January 1, 2001.

     Net loss. Net loss increased from E 7,575,000 in the first quarter of 2000 to E 27,671,000 in the first quarter of 2001. The primary factor for the increase was the increase in noncash depreciation and amortization coupled with the increase in interest expense which exceeded the increase in results from operations.

     EBITDA. In addition to other measurements, some of which are reflected in our statement of operations data, we measure financial performance by EBITDA and Adjusted EBITDA. We define EBITDA as earnings before extraordinary items, net interest expense, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA plus noncash compensation expense related to our stock option plan. We believe that EBITDA and Adjusted EBITDA are meaningful measures of performance because they are commonly used measures in the cable television industry to analyze and compare cable television companies on the basis of operating performance, leverage and liquidity. EBITDA and Adjusted EBITDA are not U.S. GAAP measures of income
(loss) or cash flow from operations and should not be considered as alternatives to net income as an indication of our financial performance or as alternatives to cash flow from operating activities as a measure of liquidity. EBITDA increased by 40.3% from E 11,631,000 for the three months ended March 31, 2000 to E 16,321,000 for the three months ended March 31, 2001, primarily as a result of the first time inclusion of Multikabel, which contributed E 4,866,000 to first quarter 2001 EBITDA and the German acquisitions. Adjusted EBITDA increased from E 12,592,000 for the three months ended March 31, 2000 to E 17,164,000.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has historically relied on four sources for necessary funding:

     (i)   cash flow from operations,

     (ii)  sale-lease back transactions,

     (iii) borrowings under its bank facilities, and

     At March 31, 2001, our aggregate consolidated indebtedness was approximately E 765,683,000, comprised of E 750,036,000 of bank debt outstanding, E 12,630,000 of capital leases obligations, and E 3,017,000 of deferred purchase obligations.

     For the three months ended March 31, 2001 we generated net cash of E 3,933,000 from operating activities.

     For the three months ended March 31, 2001 we used cash in investing activities of E 14,659,000. Net cash provided by financing activities amounted to E 11,028,000.

     Of the approximately E 12,750,000 we invested in capital expenditures for the three months ended March 31, 2001, approximately E 9,676,000 relates to the upgrade of our analog networks to broadband networks in Germany. At March 31, 2001, we had approximately 385 km of fiber optic cable deployed in Germany passing approximately 224,000 homes. Of these homes approximately 118,000 were fully upgraded and ready to deliver two ways services such as high speed Internet access and digital television. The remaining E 3,074,000 spent on capital expenditures was to repair and maintain our existing cable television and broadband networks. We have only minimal commitments to make capital expenditures under the terms of our concession or franchise agreements or otherwise, but anticipate that we will continue to increase our capital expenditures in the near future to further upgrade existing or newly acquired cable systems. To the extent cash flow is not sufficient to fund our capital expenditures, we expect to borrow the necessary funds under our bank facility.

     Substantial amounts of depreciation and amortization expense and the noncash compensation expenses associated with our stock option plan contributed to our net losses. These expenses, however, did not result in a current outflow of cash.

     We believe that EBITDA and Adjusted EBITDA provide more meaningful measures of fixed cost coverage than does a deficiency of earnings to fixed charges. EBITDA and Adjusted EBITDA amounts in each period are not solely available to satisfy cash interest expense and may also be required for other corporate purposes, including increases in working capital, principal payments on debt and capital expenditures. EBITDA and Adjusted EBITDA for the three months ended March 31, 2001, was E 16,321,000 and E 17,164,000 respectively. Included in interest expenses for first quarter ended March 31, 2001, was noncash amortization of capitalized financing fees of E 558,000 and interest expense of E 1,171,000 due to the decrease in the fair value of our interest rate caps and collars in the first quarter of 2001.


     Under the terms and conditions of our existing bank facility, we have total committed availability of E 1.0 billion. In addition we have a E 375,000,000 working capital facility, which we can draw down to retire outstanding amounts under our bank facility and thus create additional availability. It is not our intention to draw on this facility, but we plan to raise additional indebtedness in the high yield market. At March 31, 2001, we had approximately E 249,964,000 of unused availability under our revolving bank facility and E 375,000,000 under its working capital facility. The availability under both facilities is governed by certain financial covenants. Amounts outstanding under the bank facility bear interest at the rate of EURIBOR, plus a margin of between 0.75% and 2.50%, depending on the ratio of the indebtedness to EBITDA. On March 31, 2001, we had approximately E 750,036,000 outstanding under the bank facility at a floating interest rate of EURIBOR, 4.84%, plus 2.50% or 7.34%. We may use proceeds from the bank facility for general corporate purposes as well as future acquisition financing and repurchases of cable networks under the sale-leaseback agreements.

     We have received commitments from a group of international banks to amend our existing E 1.0 billion revolving credit facility and E 375,000,000 senior working capital facility. The amendment will release certain security and restate certain other terms and conditions, including borrowing conditions and financial covenants. The amendment closed on May 15, 2001, and we paid fees of approximately E 7,800,000 in connection with the amendment.


FORWARD LOOKING STATEMENTS

     This Form 6-K includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Because these statements apply to future events, they are subject to risks and uncertainties that could cause actual results to differ materially, including PrimaCom's absence of an operating history for its merged operations, its possible future need for additional financing, competitive factors and restrictions imposed by existing and possible future debt instruments.